SECUR 07003405 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 17th Floor
(No. and Street)

Salt Lake City, (City) Utah (State) 84111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Christensen 801.844.7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

60 E. South Temple, Suite 800 (Address) Salt Lake City, (City) Utah (State) 84111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of February 22, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
KIRSI P. HANSEN
One South Main Street
17th Floor
Salt Lake City UT 84111
My Commission Expires
September 24, 2008
STATE OF UTAH

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Direct, Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Zions Direct, Inc.

We have audited the accompanying consolidated statement of financial condition of Zions Direct, Inc. (the "Company"; a wholly owned subsidiary of Zions First National Bank) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Zions Direct, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 21, 2007

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Consolidated Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	1,350,975
Cash segregated and on deposit for federal and other regulations		1,773,750
Cash deposits with clearing organizations		3,337,977
Receivables from brokers, dealers, and others		2,959,766
Receivables from affiliates		684,979
Securities borrowed		23,220,750
Securities owned, pledged as collateral, at fair value		8,190,076
Fixed assets, at cost, less accumulated depreciation and amortization of $401,197		123,644
Goodwill and other intangible assets		2,935,615
Accrued interest receivable		208,581
Deferred income tax asset		234,062
Prepaid expenses		262,898
Other assets		6,152
Total assets	$	45,289,225
Liabilities and stockholder's equity		
Payables to brokers, dealers, and others	$	724,775
Payables to affiliates		544,269
Securities sold, not yet purchased, at fair value		11,952,400
Borrowing from parent		9,945,940
Payables to customers		280,883
Deferred income tax liability		476,606
Accrued interest payable		126,117
Employee compensation payable		944,871
Other liabilities and accrued expenses		759,134
Total liabilities		25,754,995
Stockholder's equity:		
Common stock (50,000 shares authorized, issued, and outstanding; $1 par value)		50,000
Additional paid-in capital		17,080,895
Retained earnings		2,403,335
Total stockholder's equity		19,534,230
Total liabilities and stockholder's equity	$	45,289,225

See accompanying notes to consolidated statement of financial condition.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Consolidated Statement of Financial Condition

December 31, 2006

1. Organization and Ownership

The consolidated statement of financial condition includes the accounts of Zions Direct, Inc. and its subsidiary (collectively, the "Company"). Grant-Hatch & Associates, Inc. ("Grant-Hatch"), a property and casualty insurance commission agency, is a wholly-owned subsidiary of Zions Direct, Inc. The Company is a wholly-owned subsidiary of Zions First National Bank ("ZFNB" or "Parent"). ZFNB is a wholly-owned subsidiary of Zions Bancorporation. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a registered investment advisor under the Securities Exchange Act of 1940. All material intercompany accounts and transactions have been eliminated in consolidation.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

The Company operates *zionsdirect.com*, an online brokerage service. The Company also has registered representatives in its principal markets of Utah, Idaho, Nevada, Texas, Arizona, California, Colorado, and Washington. The Company may act as principal in corporate bond transactions through various electronic trading platforms.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through Pershing LLC, a division of BNY Securities Group Co. (the "clearing broker"), on a fully disclosed basis. On a limited basis, the Company will self-clear a small number of annuity transactions and mutual fund transactions directly with the providers. The Company does not carry customer balances or act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing, fixed income trading division. The Company has contracted with its Parent to provide certain systems and clearing services and support.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with no restriction that have an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates market value.

Cash Deposits with Clearing Organizations

The Company has obtained membership in the National Securities Clearing Corporation ("NSCC") with respect to its securities business. The NSCC requires a cash deposit relative to the Company's clearance activity.

Securities Transactions

Securities Borrowed/Securities Loaned

Securities borrowed and loaned are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. It is the Company's policy to take possession or control of securities borrowed. The Company is required to provide securities to counterparties to collateralize lending agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. There were no securities loaned at December 31, 2006.

2. Summary of Significant Accounting Policies (continued)

In the normal course of business, the Company borrows securities on terms that permit it to repledge or resell the securities to others. At December 31, 2006, the majority of securities obtained on such terms have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Securities Owned/Securities Sold, Not Yet Purchased

Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion, or reorganization and selling or buying a security or securities to be received upon the exchange, conversion, or reorganization.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Identifiable Intangible Assets

Goodwill results from acquisitions made by the Company and represents the excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired. Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill and intangible assets deemed to have indefinite lives are no longer amortized. Such assets are now subject to annual specified impairment tests. Acquired customer list intangibles are amortized on a straight-line basis using an estimated useful life of 10 years.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

New Accounting Policies

On September 15, 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements; however, it does not expand the use of fair value measurements in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Management is evaluating the impact this Statement may have on the Company's statement of financial condition.

3. Cash Segregated Under Federal Regulations

As of December 31, 2006, the Company's cash balance segregated and on deposit for federal and other regulations has been deposited in a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e).

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. There were no significant reconciling items at December 31, 2006.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between Zions Bancorporation and its subsidiaries. In accordance with this agreement, any temporary tax differences are attributed to Zions Bancorporation. Accordingly, deferred tax assets of the Company are offset with current taxes payable.

As of December 31, 2006, current income taxes receivable from affiliates totaled $469,910, which is included in receivables from affiliates.

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. Deferred tax assets of $234,062 relate principally to retirement benefits, deferred compensation agreements, and accrued bonuses. Deferred tax liabilities of $476,606 relate principally to identifiable intangible assets related to customer lists purchased in the acquisition of Grant-Hatch.

7. Benefits

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering certain eligible employees. In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).* We have adopted the recognition and measurement requirements at December 31, 2006 for the Company's pension and postretirement plans. SFAS 158 requires an entity to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status through other comprehensive income in the years in which changes occur. The Company funds this program based on allocated amounts as determined by Zions Bancorporation; however, there was no funding requirement in the current year for this plan. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service.

The Company provides certain postretirement health care benefits to certain full-time employees who met minimum age and service requirements under Zions Bancorporation's defined benefit health care plan. Actuarially determined information for the pension and postretirement health care benefits is disclosed in the consolidated financial statements of Zions Bancorporation. As of December 31, 2006, the Company had recorded a postretirement benefit obligation related to the postretirement healthcare benefits of $68,528, which is included in other liabilities and accrued expenses.

7. Benefits (continued)

The Company participates in Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives excluding Zions Bancorporation common stock. Effective July 2006, employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Our matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. For the year ended December 31, 2006, the contribution percentage was 4%. Our profit sharing contribution is also invested in Zions Bancorporation common stock.

8. Share-Based Compensation

The Company participates in the Zions Bancorporation employee stock option and incentive plan. Effective January 1, 2006, we adopted SFAS No. 123R, *Share-Based Payment*, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Details of the information for the share-based payments are disclosed in the consolidated financial statements of Zions Bancorporation.

9. Net Capital Requirement

As a registered broker-dealer with the SEC and NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2006, the Company had net capital, as defined by the Rule, of $14,559,155, which was $14,309,155 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2006.

10. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities borrowing agreements, and receivables from brokers, dealers, and others are carried at fair value or contracted amounts, which approximates fair value. Similarly, liabilities, including securities sold, not yet purchased, securities lending agreements, payables to brokers, dealers, and others and payables to affiliates are carried at fair value or contracted amounts approximating fair value.

11. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions, and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to credit risk related to securities borrowed transactions has been considered in the computation of net capital.

12. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets is $1,785,615 of goodwill, none of which is tax deductible for federal income tax purposes, and $1,150,000 of customer lists, net of accumulated amortization of $850,000.

13. Commitments and Contingent Liabilities

The Company is liable to certain of the former shareholders of Grant-Hatch for performance-based compensation of approximately $208,874, which is included in other liabilities and accrued expenses.

The Company is defendant to lawsuits incidental to its securities and insurance business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's consolidated financial position.

14. Related Party Transactions

The Company maintained $3,124,725 in cash and cash equivalent accounts, including cash on deposit pursuant to Rule 15c3-3 reserve requirements, with ZFNB as of December 31, 2006.

The Company's office space is located primarily in certain ZFNB banking facilities.

The Company has a lease and administrative services agreement with ZFNB and its affiliates. The agreement stipulates that ZFNB and its affiliates receive a monthly base amount for each branch in which a Zions Direct representative is located. Each ZFNB branch office is also compensated for certain accounts opened with Zions Direct where a banking relationship already exists or is created with the ZFNB branch. The amount paid to ZFNB offsets operating expenses incurred. The Company also reimburses ZFNB for periodic payroll disbursements.

In addition, as noted above, the Company has a line of credit in the amount of $75 million bearing interest at one year LIBOR plus 1.1% (6.3% at December 31, 2006) with ZFNB, of which $9,945,940 was outstanding at December 31, 2006. The line of credit is renewable on an annual basis.

An additional line of credit was added in 2004 in the amount of $80 million bearing interest at three-month LIBOR plus 95 basis points (5.5% at December 31, 2006) with Zions Bancorporation. This line of credit was not in use during 2006, thus there was no outstanding balance related to the borrowings under this line of credit for the year ended December 31, 2006.

The Company, with respect to its securities business, has entered into a clearing contract with ZFNB.

15. Subsequent Events

Effective January 1, 2007, the Company entered into an agreement to sell its wholly-owned insurance subsidiary Grant-Hatch & Associates, Inc., and certain assets of affiliated entities to Leavitt Group Enterprises, Inc., for $7 million in cash. The transaction is to close during the first quarter of 2007. A material provision of the transaction is that, subsequent to the effective date, Grant-Hatch will enter into a referral and revenue sharing arrangement whereby Zions Direct, Inc. and its affiliate Zions Insurance Agency, Inc., will receive some compensation for making referrals of business to Grant-Hatch. Management is evaluating the impact of the sale on the Company's statement of financial condition.

END